Exhibit 99.1

SUZANO S.A.

Publicly-held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

(“Meeting”)

1.            Date, Time and Place: on May 09, 2019, at 2:00 p.m., at Avenida Brigadeiro Faria Lima, 1355, 8º andar, in the city of São Paulo, State of São Paulo, CEP 01452-919, the Board of Directors of Suzano S.A. (“Company”) held the Meeting.

2.            Attendance: The following Board Members attended the Meeting: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman of the Board of Directors), Daniel Feffer (Vice Chairman of the Board of Directors), Antonio de Souza Corrêa Meyer (Board Member), Jorge Feffer (Board Member), Maria Priscila Rodini Vansetti Machado (Board Member), Nildemar Secches (Board Member), Rodrigo Kede de Freitas Lima (Board Member) and Ana Paula Pessoa (Board Member). Mrs. Camila Nogueira, General Manager of the Company’s Investor Relations area was invited to make the presentation.

3.            Chairman and Secretary: Mr. David Feffer chaired the meeting and Mr. Vitor Tumonis was the secretary.

4.            Presentation of the Policy of Securities Trading: When requested, Mrs. Camila Nogueira presented the proposal for the new Securities Trading Policy of the Company, highlighting the changes in relation to the current policy and the motivations for these changes and clarifying that, once this new Securities Trading Policy is adopted, such Policy and the Relevant Act or Fact Disclosure Policy of the Company will coexist in a segregated way. Mrs. Camila Nogueira provided clarifications to the members of the Board of Directors on the topics presented, and there were no objections to what was presented or to what was clarified.

5.            Minutes in Summary Form: The Board Members unanimously resolved to draw up these minutes in summary form.

6.            Deliberations of the Agenda: The Board Members, unanimously and without reservations, considering the favorable recommendation of the Statutory Audit Committee, approved the new Securities Trading Policy of the Company in the presented terms, being said proposal filed at the Company’s headquarters. In addition, the Board Members also approved the Relevant Act or Fact Disclosure Policy, which was amended to reflect its segregation from the Securities Trading Policy.

7.            Closing: There being no further business, the Meeting was ended. The Minutes of the Meeting were prepared, read and approved by all the attending Board Members.

São Paulo, SP, May 09, 2019.

David Feffer	Vitor Tumonis
Chairman of the Meeting and President of the Board of Directors	Secretary

Claudio Thomaz Lobo Sonder	Daniel Feffer
Vice-Chairman of the Board	Vice-Chairman of the Board

Antonio de Souza Corrêa Meyer	Jorge Feffer
Board Member	Board Member

Nildemar Secches	Maria Priscila Rodini Vansetti Machado
Board Member	Board Member

Ana Paula Pessoa	Rodrigo Kede de Freitas Lima
Board Member	Board Member